UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Cidara Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

171757 10 7

(CUSIP Number)

INTERWEST PARTNERS

467 FIRST STREET, SUITE 201

LOS ALTOS, CALIFORNIA 94022

TELEPHONE: (650) 854-8585

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171757 10 7	13D

1.	Name of Reporting Persons InterWest Partners X, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 903,739 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 903,739 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 903,739 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.9% (3)
14.	Type of Reporting Person (see instructions) PN

(1)

This Schedule 13D is filed by InterWest Partners X, L.P. (“InterWest X”), InterWest Management Partners X, LLC (“IMP X,” together with InterWest X, the “InterWest Entities”), Gilbert H. Kliman (“Kliman”), Khaled A. Nasr (“Nasr”), and Keval Desai (“Desai”). Together with the InterWest Entities, Kliman, Nasr, and Desai are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The shares are owned by InterWest X. IMP X serves as the general partner of InterWest X. Kliman is a Managing Director of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.

(3)	This percentage set forth on the cover sheets is calculated based on 48,289,795 shares of the Issuer’s Common Stock outstanding.

2.

CUSIP No. 171757 10 7	13D

1.	Name of Reporting Persons InterWest Management Partners X, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 903,739 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 903,739 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 903,739 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.9% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

The shares are owned by InterWest X. IMP X serves as the general partner of InterWest X. Kliman is a Managing Director of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.

(3)	This percentage set forth on the cover sheets is calculated based on 48,289,795 shares of the Issuer’s Common Stock outstanding.

3.

CUSIP No. 171757 10 7	13D

1.	Name of Reporting Persons Gilbert H. Kliman
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 903,739 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 903,739 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 903,739 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.9% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

The shares are owned by InterWest X. IMP X serves as the general partner of InterWest X. Kliman is a Managing Director of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.

(3)	This percentage set forth on the cover sheets is calculated based on 48,289,795 shares of the Issuer’s Common Stock outstanding.

4.

CUSIP No. 171757 10 7	13D

1.	Name of Reporting Persons Khaled A. Nasr
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 903,739 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 903,739 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 903,739 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.9% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

The shares are owned by InterWest X. IMP X serves as the general partner of InterWest X. Kliman is a Managing Director of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.

(3)	This percentage set forth on the cover sheets is calculated based on 48,289,795 shares of the Issuer’s Common Stock outstanding.

5.

CUSIP No. 171757 10 7	13D

1.	Name of Reporting Persons Keval Desai
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 903,739 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 903,739 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 903,739 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.9% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

The shares are owned by InterWest X. IMP X serves as the general partner of InterWest X. Kliman is a Managing Director of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.

(3)	This percentage set forth on the cover sheets is calculated based on 48,289,795 shares of the Issuer’s Common Stock outstanding.

6.

Explanatory Note

This Amendment No. 1 (the “Amendment”) to the statement on Schedule 13D is being filed by the Reporting Persons (as defined below) and amends and restates the Schedule 13D filed with the Securities and Exchange Commission on April 23, 2015 (the “Schedule 13D”), and relates to shares of Common Stock, $0.0001 par value per share (“Common Stock”), of Cidara Therapeutics, Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed to report Reporting Persons disposition of 1% or more of the outstanding Common Stock of the Issuer on August 3, 2021.

Items 2, 5 and 7 of the Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background

Schedule 1 of the Schedule 13D is hereby amended and restated in its entirety by Schedule 1 hereto, and amended and restated as follows:

a)

The persons and entities filing this statement are InterWest Partners X, L.P. (“InterWest X”), InterWest Management Partners X, LLC (“IMP X,” together with InterWest X, the “InterWest Entities”), Gilbert H. Kliman (“Kliman”), Khaled A. Nasr (“Nasr”) and Keval Desai (“Desai”). Together with the InterWest Entities, Kliman, Nasr and Desai are herein collectively referred to as the “Reporting Persons”).

b)	The address of the principal place of business of each of the Reporting Persons is 467 First Street, Suite 201, Los Altos, California 94022.

Item 5.	Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3)
InterWest X	903,739	903,739	0	903,739	0	903,739	1.9%
IMP X (2)	0	903,739	0	903,739	0	903,739	1.9%
Kliman (2)	0	0	903,739	0	903,739	903,739	1.9%
Nasr (2)	0	0	903,739	0	903,739	903,739	1.9%
Desai (2)	0	0	903,739	0	903,739	903,739	1.9%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.
(2)

The shares are owned by InterWest X. IMP X serves as the general partner of InterWest X and has sole power to direct the voting and disposition of shares held by InterWest X. Kliman is a Managing Director of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X. Kliman, Nasr and Desai own no securities of the Issuer directly as of the date of this filing.

(3)	This percentage set forth on the cover sheets is calculated based on 48,289,795 shares of the Issuer’s Common Stock outstanding.

Item 5(e).

As of June 15, 2018, the Reporting Persons ceased to be beneficial owners of more than 5% of the issued and outstanding Common Stock of the Issuer. The reporting obligations of the Reporting Persons with respect to the Common Stock pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder are therefore terminated.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D/A

7.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2021

INTERWEST PARTNERS X, L.P.

By:	InterWest Management Partners X, LLC
Its:	General Partner

By:	/s/ Karen A. Wilson
KAREN A. WILSON
Attorney-in-Fact

INTERWEST MANAGEMENT PARTNERS X, LLC

By:	/s/ Karen A. Wilson
KAREN A. WILSON
Attorney-in-Fact

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Gilbert H. Kliman

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Khaled A. Nasr

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Keval Desai

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

8.

SCHEDULE I

Managers:

Gilbert H. Kliman

c/o InterWest Partners

467 First Street, Suite 201

Los Altos, California 94022

Principal Occupation: Managing Director of IMP X, which serves as the general partner of InterWest X

Citizenship: United States of America

Venture Members:

Khaled A. Nasr

c/o InterWest Partners

467 First Street, Suite 201

Los Altos, California 94022

Principal Occupation: Venture Member of IMP X, which serves as the general partner of InterWest X

Citizenship: United States of America

Keval Desai

c/o InterWest Partners

467 First Street, Suite 201

Los Altos, California 94022

Principal Occupation: Venture Member of IMP X, which serves as the general partner of InterWest X

Citizenship: United States of America

9.

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D

10.